SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 3)

                                   Blue Rock Market Neutral Fund, LLC
(Name of Issuer)

                          Membership Interests
(Title of Class of Securities)

               N/A
(CUSIP Number)

                        December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSON MacAndrews & Forbes Holdings Inc. Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER $665,931
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER $665,931
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $665,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (See Instructions) EP

Item 1(a).	Name of Issuer:

Blue Rock Market Neutral Fund, LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Blue Rock Advisors, Inc.
445 East Lake Street, Suite 120
Wayzata, Minnesota 55391

Item 2(a).	Name of Person Filing:

MacAndrews & Forbes Holdings Inc. Master Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

237 Park Avenue
New York, NY 10017

Item 2(c).	Citizenship:

Delaware, United States of America

Item 2(d).	Title of Class of Securities:

Membership Interests

Item 2(e).	CUSIP Number:

N/A

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is:

☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Based on the most recent available information from the Issuer, the Reporting Person’s membership interests in the Issuer had a value of $665,931. The Reporting Person submitted a redemption notice to redeem its entire membership interests holdings in the Issuer on June 30, 2011, of which it received 95% of such redemption amount in July 2011 and will receive the remaining 5% of the redemption amount, representing $665,931, in or about May 2012.

(b) Percent of class:

Based on the most recent available information from the Issuer, 0.6%.

(c) Number of shares as to which the person has:

Based on the most recent available information from the Issuer, MacAndrews & Forbes Holdings Inc. Master Trust had the sole power to vote or to direct the vote of membership interests in the Issuer having a value of $665,931 and had the sole power to dispose or to direct the disposition of the Issuer’s membership interests having a value of $665,931. MacAndrews & Forbes Holdings Inc. Master Trust had no shared power to vote or direct the vote or to dispose or to direct the disposition of membership interests.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

By:	/s/ Paul C. Nickl
Name:	Paul C. Nickl
Title:	Member and on behalf of the Investment Committee of the
MacAndrews & Forbes Holdings Inc. Master Trust